Exhibit 16.1

November 16, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Tampa Electric Company (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Tampa Electric Company dated November 10, 2017. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

Attachment

Item 4.01.	Changes in Registrant’s Certifying Accountant

On November 10, 2017, it was determined that Ernst & Young LLP (“EY”) would be engaged as Tampa Electric Company’s (the “Company’s) independent registered public accounting firm for the Company’s fiscal year ending December 31, 2018, subject to completion of EY’s standard client acceptance procedures and execution of an engagement letter. PricewaterhouseCoopers LLP (“PwC”), the Company’s current independent registered public accounting firm, will continue as the Company’s independent registered public accounting firm for the year ending December 31, 2017, and will effectively be dismissed as the independent registered public accounting firm thereafter. The change in accounting firm was approved by the Board of Directors of Emera Inc. (“Emera”), the Company’s ultimate parent. EY serves as the independent accounting firm for Emera.

PwC’s audit reports on the Company’s consolidated financial statements for each of the two most recent fiscal years ended December 31, 2015 and 2016 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended December 31, 2015 and 2016, and in the subsequent interim periods through November 10, 2017, there were (i) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such years, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company has requested that PwC furnish a letter address to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of PwC’s letter dated November 16, 2017 is filed as Exhibit 16.1 to this Current Report on Form 8-K.

During the Company’s two most recent fiscal years ended December 31, 2015 and 2016 and subsequent interim periods through November 10, 2017, neither the Company nor anyone on its behalf has consulted with EY regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that EY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Item 9.01.	Financial Statements and Exhibits

16.1	Letter of PricewaterhouseCoopers LLP, dated November 16, 2017, regarding change in independent registered public accounting firm.